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Private and Confidential

September 29, 2000

Mr. Glenn Montgomery, Chairman,
President and Chief Executive Officer
Convergent Group Corporation
6399 South Fiddler's Green Circle
Englewood, CO 80111

Dear Mr. Montgomery:

     This letter sets forth the terms upon which Schlumberger Limited, or a designated subsidiary or affiliate, ("Schlumberger") and Convergent Group Corporation ("Convergent") agree to continue discussions regarding our non-binding proposal to acquire all of the outstanding capital stock of Convergent (the "Proposed Transaction"). We and our legal advisors are prepared to move forward immediately to draft the definitive documentation and close the transaction as promptly as possible.

     In consideration of the mutual convenants set forth below, Schlumberger and Convergent agree as follows:

     1. PROPOSED TERMS. The obligations of the parties to consummate the proposed transaction shall be subject in all respects to the negotiation, execution and delivery of a definitive agreement approved by the boards of directors of Schlumberger and Convergent and the satisfaction of the conditions contained in the definitive agreement.

     2. CONFIDENTIALITY. Our willingness to continue discussions regarding this proposal is also expressly conditioned on the continuing confidentially of the terms of, and existence of, our proposal and these discussions. Each of our offered consideration (including any draft definitive documentation) and our identity are confidential and our willingness to execute definitive documentation relating to a transaction is expressly conditioned upon such confidentiality. Convergent hereby agrees not to disclose any such information to anyone, including, without limitation, other potential purchasers of (x) Convergent, (y) equity interests in Convergent or (z) any portion of either; PROVIDED, HOWEVER, Convergent may disclose such information (i) to its advisors in connection with the evaluation of the proposed transaction and PROVIDED, FURTHER, that such persons are, prior to receipt of such information, informed of the confidential nature of such information and agree to be bound by the non-disclosure provisions hereof, or
(ii) if in the


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Convergent Group Corporation
September 29, 2000
Page 2


reasonable judgment of Convergent, such information is required to be disclosed by any court order, law or any rule or regulation of any regulatory authority applicable to Convergent.


    3. EXCLUSIVITY. During our negotiations of definitive documentation, we will devote substantial time and incur significant out-of-pocket expenses and, in consideration of us proceeding, Convergent agrees that, for the period commencing on the date of acceptance of this offer letter and ending at 5:00 p.m. (New York City time) on October 6, 2000 (the "Exclusive Period"), Convergent shall not, and shall cause its affiliates, officers, employees and other agents to not, directly or indirectly, (x) take any action to encourage, solicit or initiate any Alternative Proposal (as defined below) or (y) respond to, continue, initiate or engage in discussions or negotiations concerning any Alternative Proposal with, or disclose in connection with any Alternative Proposal any non-public information relating to Convergent or afford access to the properties, books or records of Convergent to any person, corporation, partnership, limited liability company or other entity (except Schlumberger and its representatives); PROVIDED, HOWEVER, that nothing contained in this letter agreement (this "Agreement") shall prevent Convergent or its Board of Directors from complying with Rules 14d-9 and 14e-2 promulgated under the Securities Exchange Act of 1934, as amended, with regard to an Alternative Proposal. "Alternative Proposal" means any sale, recapitalization or other disposition of the business of Convergent, or any material portion of the capital stock or assets of Convergent.

    4. ENFORCEABILITY; TERMINATION. Once accepted by you, this offer letter may not be terminated except by our mutual written consent, except that this offer letter will terminate without further action if a definitive agreement is not entered into between Schlumberger and Convergent on or prior to the end of the Exclusive Period. This offer letter is not intended to consitute a binding and enforceable contract (except for the provisions set forth in paragraphs 2, 3 and this paragraph 4, which are intended to be binding obligations of Convergent and shall survive any termination of this offer letter). Any transaction with respect to the Proposed Transaction is subject to, among other things, the negotiation and execution of a mutually satisfactory definitive acquisition agreement. To the extent intended to be binding, this offer letter shall be governed by and construed in accordance with the laws of the State of Delaware. This offer letter may be executed in one or more counterparts each of which shall constitute but one and the same offer letter. Each of Schlumberger and Convergent shall bear its own expenses in connection with the transactions contemplated by this offer letter. Paragraphs 2, 3 and this paragraph 4 constitute the entire agreement between Schlumberger and Convergent with respect to the matters contemplated by this offer letter and no prior negotiation, understanding, arrangement or course of dealing or performance shall be of any effect other than the non-disclosure letter between the parties dated July 6, 2000, as amended August 4, 2000, which shall remain in full force and effect.


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Convergent Group Corporation
September 29, 2000
Page 3


     If you have any questions or comments, please do not hesitate to contact our financial advisor, Steve Loebs from Salomon Smith Barney at (212) 816-4338 or our legal counsel, Richard Plumridge, at (303) 410-2014 of Brobeck, Phleger & Harrison LLP. We look forward to hearing from you soon.

     Our management team is eagerly anticipating your reaction to what we believe is a constructive and valuable proposal. In the meantime, we stand ready to provide further clarification or to answer any questions you may have regarding the above. If the foregoing is acceptable to you, please execute this offer letter in the space provided below.

                                   Very truly yours,

                                   SCHLUMBERGER LIMITED

                                   By:

                                   /s/ Maarten Scholten
                                   ----------------------------------
                                   Maarten Scholten
                                   Deputy General Counsel




The undersigned hereby agrees to the foregoing:

CONVERGENT GROUP CORPORATION


By: /s/ Glenn E. Montgomery, Jr.
    ------------------------------
    Name: Glenn E. Montgomery, Jr.
    Title: CEO
    Date: 10/2/00


cc: Richard Plumridge